Filed by Alcan Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933,
                             as amended, and deemed filed pursuant to Rule 14d-2
                             of the Securities Exchange Act of 1934, as amended.

                                                  Subject Company: Pechiney
                                                   Commission File No. 001-14110
                                                              Date: July 9, 2003

ALCAN INC.

Extract from a Website dedicated to Alcan's Offer for the Shares of Pechiney, which can be found at

http://alcan.cf-extra.net/index-gb.htm

DISCLAIMERS

Alcan has filed with the SEC a registration statement to register the Alcan Common Shares to be issued in the proposed transaction, including related tender/exchange offer materials. Investors and Pechiney security holders are urged to read the registration statement and related tender/exchange offer materials (when available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. Investors and Pechiney security holders may obtain a free copy of the registration statement and related tender/exchange offer materials (when available) and other relevant documents at the SEC's Internet web site at www.sec.gov and will receive information at an appropriate time on how to obtain transaction-related documents for free from Alcan.

This communication is for informational purposes only. It shall not constitute an offer to purchase or buy or the solicitation of an offer to sell or exchange any securities of Pechiney, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The solicitation of offers to buy Alcan Common Shares will only be made pursuant to a prospectus and related materials that Alcan expects to send to Pechiney security holders. These securities may not be sold, nor may offers to buy be effected prior to the time the registration statement becomes effective. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FORWARD-LOOKING STATEMENTS

Certain statements made in this communication are forward-looking statements. Although Alcan's management believes that the expectations reflected in such forward-looking statements are reasonable, readers are cautioned that these forwardlooking statements by their nature involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Many factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including those listed under "Cautionary Statement Concerning Forward-Looking Statements " and "Risk Factors" in the preliminary prospectus included in the registration statement we have filed with the SEC in connection with our proposed offer for certain securities of Pechiney. See the previous paragraph for information about how you can obtain a free copy of the registration statement.

Message from the President

On July the 7th, I announced an initiative to combine Alcan with Pechiney through a public offer. This is an exceptional opportunity to create value for our shareholders, to enhance our ability to serve our customers and to offer exciting career opportunities for our employees. This offer is the best opportunity to grow the company and position it for a strong and prosperous future.

The size and scale of the combined company would be significantly greater, with 88,000 employees in 50 countries and 2002 pro forma sales of $23.9 billion. It would allow us to have the most sustainable low-cost position in primary aluminum, an enhanced product portfolio, and a world leadership in core smelter technology. It would also give us a global leadership position in flexible packaging, with a complementary product and geographic mix.

In joining our respective strengths and creating an even stronger company, we would be armed with the best skills to address future challenges.

Sincerely,
Travis Engen President and Chief Executive Officer

Alcan's Offer for Pechiney
Compelling offer
Best option

  Creates value for shareholders and enhances financial performance

  Fits Alcan's strategy and value-based management approach
  Underpinned by strong business case
  Solidifies Alcan as a world-leading aluminum company
  Creates global leader in packaging

Schedule of Events

Main Steps	Approx. Time Period.

Offer filed	July 7th 2003

Submission to competition authorities	July 2003
Approval decision made by Conseil des Marches Financiers (CMF)
Review by Commission des Operations de Bourse (COB) and Securities andExchange Commission (SEC)

Approval decision made by French Ministry of Economy, Industry and Finance	August/September 2003
Offer opens

Receipt of competitive/anti- trust clearances in EU, US and Canada	September/October 2003
Offer closes

Worldwide Presence

What would the enlarged company be:

NORTH AMERICA
Pro Forma 2002 Revenues:	US$8.2 billion
Number of Employees:	27,000
Number of Facilities:	92

EUROPE
Pro Forma 2002 Revenues:	US$10.5 billion
Number of Employees:	47,000
Number of Facilities:	185

SOUTH AMERICA/AUSTRALIA/ASIA/AFRICA
Pro Forma 2002 Revenues: :	US$5.2 G billion
Number of Employees:	14 000
Number of Facilities:	45

North American Business Headquarters:
Bauxite & Alumina	Montreal
Primary Metal	Montreal
RP - Americas & Asia	Cleveland

European Business Headquarters:
Packaging	Paris
Rolled Products - Europe	Zurich
Engineered Products	Switzerland/France